

November 21, 2014

Via E-mail
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.
9th Floor, Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

> **Re:** **Apolo Gold & Energy, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed November 7, 2014**
> **Form 10-Q for the Three Months Ended September 30, 2014**
> **Filed November 17, 2014**
> **Response Dated November 17, 2014**
> **File No. 000-27791**

Dear Mr. Low:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2014
Report of Independent Registered Public Accounting Firm, page F-1

1.   We note your response to comment two of our letter dated October 28, 2014 and see that you have provided a revised audit report from your current auditor, Weld Asia Associates which states that the financial statements for the year end June 30, 2013 were audited by other auditors. Please obtain and file an audit report from your prior auditor which covers the financial statements for the year ended June 30, 2013.

Item 9A. Controls and Procedures, page 7

2.   We note the revised disclosure you provided to address comment 3 of our letter dated October 28, 2014, refers to March 31, 2014 as your fiscal year end and evaluation date. Please note that Items 307 and 308 of Regulation S-K require disclosure of your assessment of disclosure controls and procedures and internal control over financial reporting as of the end of the most recent fiscal year, which is June 30, 2014. Please revise accordingly.

Form 10-Q for the Three Months Ended September 30, 2014
Controls and Procedures, page 5

3.   Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of September 30, 2014 to comply with Item 307 of Regulation S-K.

        You may contact Steve Lo at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining